UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]    MERGER
         [X]    LIQUIDATION
         [ ]    ABANDONMENT OF REGISTRATION
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
                (Note: Business Development Companies answer only question 1 through 10 of this form and complete verification at the end of the form).

2.   Name of fund:

     Readers Digest Automatic Common Exchange

3.   Securities and Exchange Commission File No.: 811-08237

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X] Initial Application       [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     Attention: Betty A. Cocozza
     Bank of New York
     101 Barclay Street, 8th Floor East
     New York, NY 10286

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Donald J. Puglisi
     850 Library Ave., Suite 204
     Newark, DE 19711
     (302) 738-6680

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a2]:

     Betty A. Cocozza
     Bank of New York
     101 Barclay Street, 8th Floor East
     New York, NY 10286
     (212) 815-2909

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     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;
     [ ] Unit investment trust; or
     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end          [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     The Trust has been internally managed by its Trustees and does not have any separate investment adviser. The Trustees are:

     Donald J. Puglisi
     Puglisi & Associates
     850 Library Ave., Suite 204
     Newark, DE 19711

     William R. Latham III
     Department of Economics
     University of Delaware
     Newark, DE 19716

     James B. O'Neill
     Center for Economic
     Education & Entrepreneurship
     University of Delaware
     Newark, DE 19716

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Trust has not had any underwriters during the last five years.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes               [X]  No



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     If Yes, for each UIT state:
     Name(s):

     File No.:  811-

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ]  Yes        [X] No

         If Yes, state the date on which the board vote took place:

         If No, explain:

         The liquidation took place in accordance with the terms of the Amended and Restated Trust Agreement that constitutes the Trust.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ]  Yes        [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain:

         The liquidation took place in accordance with the terms of the Amended and Restated Trust Agreement that constitutes the Trust.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes         [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         2/15/2001

     (b) Were the distributions made on the basis of net assets?

         [X]  Yes        [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X]  Yes        [ ] No

     (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



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     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [X] Yes         [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other shareholders: 0% To the best knowledge of the administrator there are no affiliates.

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes       [X] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes         [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

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     [ ]  Yes       [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i)   Legal expenses: See note below in section (d).

        (ii)  Accounting expenses: See note below in section (d).

        (iii) Other expenses (list and identify separately): See note below in section (d).

        (iv) Total expenses (sum of lines (i)-(iii) above): See note below in section (d).

    (b) How are those expenses allocated? See note below in section (d).

    (c) Who paid those expenses? See note below in section (d).

    (d) How did the fund pay for unamortized expenses (if any)?

        There were no expenses incurred relating specifically to the liquidation. Rather, because the Trust was intended to exist for three years and then liquidate its assets, the expenses for the life of the Trust were paid in advance at the closing of the offering. These expenses were disclosed in the Trust's registration statement on Form N-2 (file numbers 333-28245 and 811-08237).

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes        [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes       [X] No

      If Yes, describe the nature and extent of those activities:


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VI.   MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____________

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Readers Digest Automatic Common Exchange, (ii) he or she the Managing Trustee of the Readers Digest Automatic Common Exchange, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                                     (Signature)

                                                     /s/ Donald J. Puglisi
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